UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2022

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of outbreaks, epidemics or pandemics, such as the Covid-19 pandemic and ongoing challenges and uncertainties posed by the Covid-19 pandemic for businesses and governments around the world; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Acquisition dated 21 September 2022, prepared by WPP plc.

For immediate release	21 September 2022

WPP PLC ("WPP")

WPP acquires leading communications agency JeffreyGroup

JeffreyGroup will join WPP's Hill+Knowlton Strategies, creating the largest global communications agency presence in Latin America

WPP today announces the acquisition of JeffreyGroup, one of the most respected independent corporate communications, public affairs, and marketing consulting firms in Latin America.

JeffreyGroup will join the Hill+Knowlton Strategies international network and will create the largest global communications agency presence in Latin America, doubling Hill+Knowlton Strategies' footprint in the region. Headquartered in Miami, with 330 people across offices in Mexico City, Brasilia, Rio de Janeiro, São Paulo and Buenos Aires, JeffreyGroup has been a powerhouse in Latin America for nearly three decades.

The agency specialises in developing innovative, award-winning brand and corporate communications programmes and public affairs strategies for clients across a broad range of industries, including Amazon, American Airlines, AstraZeneca, Bacardí, Bayer, BlackRock, Johnson & Johnson, Marriott International, Salesforce, TikTok, and Walt Disney World Resorts. JeffreyGroup also recently earned more nominations than any other agency in PRovoke Media's upcoming 2022 Latin America SABRE Awards.

AnnaMaria DeSalva, Global Chairman and CEO of Hill+Knowlton Strategies, said: "I've admired JeffreyGroup since my early days as one of its clients, and I'm delighted to welcome it and its employees into the Hill+Knowlton and WPP families. Latin America is one of the most dynamic communication markets today, offering a growing scope of talent and innovation. Our combination with JeffreyGroup creates step change opportunities and I'm excited about what we'll be able to achieve together."

Jeffrey Sharlach, Founder and Chairman of JeffreyGroup, said: "The success of JeffreyGroup over the past 30 years in Latin America has been due in large part to our ability to evolve and adapt in a dynamic region of the world with diverse conditions, customs, and cultures. Joining forces with WPP and Hill+Knowlton is an exciting step forward in this evolution and opens up a world of resources for our clients and opportunities for our hundreds of employees."

Mark Read, CEO of WPP, said: "WPP's public relations and communications services have never been more in-demand. Our clients want agile partners who can help them navigate today's complex world and create the right spaces to tell their stories. Latin America continues to be an important growth market for our clients, and JeffreyGroup will strengthen our established presence in the region and bring deep-rooted experience of delivering tailored communications strategies that resonate with audiences."

JeffreyGroup becomes the latest in a series of acquisitions - including Newcraft, Corebiz, Bower House Digital and Village Marketing - that form part of WPP's accelerated growth strategy and focused M&A approach that further strengthens the company's core creative capabilities in marketing, communications and design, and builds on existing capabilities in experience, commerce and technology.

Further information
Louise Lacourarie, WPP
+44 (0)20 7282 4600 / +44 7741 360931
louise.lacourarie@wpp.com

About WPP
WPP is the creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Hill+Knowlton Strategies
Hill+Knowlton Strategies, Inc. is an international communications consultancy, providing services to local, multinational, and global clients. H+K operates more than 70 offices in nearly 40 countries worldwide, as well as an extensive associate network, delivering award-winning campaigns to clients across all sectors and disciplines and with a focus on continued innovation for the industry. Headquartered in New York, the firm is part of WPP, one of the world's largest communications services groups.

For more information about H+K, click here, follow us on Twitter here, like us on Facebook here, and follow us on LinkedIn here.

About JeffreyGroup
JeffreyGroup is the leading independent corporate communications, public affairs and marketing consulting firm in Latin America, with a successful 29-year track record advising multinational companies and global brands across a broad range of industry sectors. Headquartered in Miami and with more than 330 employees, JeffreyGroup has offices in Mexico City, Brasília, Rio de Janeiro, São Paulo, and Buenos Aires, supported by a network of local agency partners providing capabilities across the entire region. JeffreyGroup is proud to serve some of the world's largest companies and best-known brands, including Amazon, American Airlines, AstraZeneca, Bacardí, Bayer, BlackRock, Johnson & Johnson, Marriott International, Salesforce, TikTok, and Walt Disney World Resorts, among others. www.jeffreygroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 21 September 2022.	By: ______________________
Balbir Kelly-Bisla
Company Secretary